SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 21 July 2006

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Transaction in Own Shares dated 7 July 2006
99.2	Transaction in Own Shares dated 10 July 2006
99.3	Transaction in Own Shares dated 11 July 2006
99.4	Transaction in Own Shares dated 12 July 2006
99.5	Sale of 7 Hotels in Europe dated 13 July 2006
99.6	Transaction in Own Shares dated 13 July 2006
99.7	Transaction in Own Shares dated 14 July 2006
99.8	Transaction in Own Shares dated 17 July 2006
99.9	Holding(s) in Company dated 18 July 2006
99.10	Transaction in Own Shares dated 18 July 2006
99.11	Transaction in Own Shares dated 19 July 2006
99.12	Share Buyback Programme dated 20 July 2006
99.13	Transaction in Own Shares dated 20 July 2006

99.1

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 100,000 of its ordinary shares at a price of 950.74p per share.

99.2

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 100,000 of its ordinary shares at a price of 951.28p per share.

99.3

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 100,000 of its ordinary shares at a price of 954.31p per share.

99.4

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 100,000 of its ordinary shares at a price of 953.17p per share.

99.5

13 July 2006

                         INTERCONTINENTAL HOTELS GROUP
       SALE OF SEVEN HOTELS IN CONTINENTAL EUROPE FOR €634MILLION (£440m)

InterContinental Hotels Group PLC ("IHG") today announces it has agreed to sell a portfolio of seven InterContinental branded hotels (2,537 rooms) located in
Continental Europe to the Morgan Stanley Real Estate Funds ("MSREF"). IHG
previously announced in January 2006 that these hotels had been put on the market.

IHG has retained 30 year management contracts on the hotels, with two 10 year renewals at IHG's discretion giving a total potential contract length of 50 years. These long term contracts ensure the representation of the
InterContinental brand in these important locations. IHG and MSREF have separately reached preliminary agreement on converting further hotels comprising up to 1,000 rooms to IHG's brands, and are exploring other opportunities where
IHG's brand family complements MSREF's asset portfolio.

The portfolio has been sold for €634m (£440m(1)) in cash before transaction costs, approximately €80m above net book value of approximately €550m, with no material tax charge arising. In addition, MSREF has agreed to make capital investments in the portfolio for approximately €60m, including implementing new brand initiatives and adding further facilities to these prestigious hotels.

The transaction is expected to complete in the third quarter of 2006, subject to the satisfaction of certain conditions including EU merger clearance. Proceeds received from the disposal will be used for investment, returns to shareholders, and managing IHG's level of debt.

In 2005, these seven hotels generated revenues of €185m, €42m and EBIT of €23m before management fees. Normalised management fees from the management contracts are expected to be approximately €10m per annum going forward.

On completion of this transaction, IHG will have sold 175 hotels with a net asset value of more than £2.8bn since separation from Six Continents in April
2003.  IHG has retained over 90% of sold properties under its brand flags, as part of its strategy to grow its managed and franchised business and reduce asset ownership. Aggregate proceeds received to date have been above net asset value. IHG has announced the return of £2.75bn to shareholders, of which £2.6bn has already been completed.

Andrew Cosslett, Chief Executive of IHG, commented:

"This deal is a significant step for IHG as we near the conclusion of our asset disposal programme. MSREF is a highly respected real estate investor and will be a strong business partner. We look forward to working with them and developing our relationship. Looking ahead, IHG is fully focused on its growth target of adding 50,000 to 60,000 rooms to our portfolio on a net and organic basis by the end of 2008."

Struan Robertson, Managing Director, Head of Morgan Stanley Real Estate Europe &
Middle East, commented:

"With this transaction MSREF is extending its hotel investment business into
Europe. We are pleased to be working with InterContinental Hotels Group, and the prestigious InterContinental brand, and look forward to expanding our involvement with them around the world. At the same time we are establishing a specialised hotel asset management platform to ensure the highest quality interaction with our hotel operating partners across the region."

For further information, please contact:
Investor Relations (Paul Edgecliffe-Johnson):             +44 (0) 1753 410 176

Media Enquiries (Leslie McGibbon):                        +44 (0) 1753 410 425
                                                          +44 (0) 7808 094 471

Transaction details:

1. The purchasing entity is a company ultimately controlled by MSREF.

2. The net book value of the assets sold was approximately €550m.

3. No material tax charge arises as a result of the transaction. A deferred tax provision of approximately €120m in relation to the assets will be released on completion.

Disposals announced today:

                                                                                            2005
                                                                                              €m
Revenue                                                                                      185
EBITDA*                                                                                       42
EBIT*                                                                                         23

*Before management fees

Hotel                                                                                      Rooms
InterContinental Amstel Amsterdam                                                             79
InterContinental Budapest                                                                    398
InterContinental Carlton Cannes                                                              338
InterContinental De La Ville Rome                                                            192
InterContinental Frankfurt                                                                   770
InterContinental Madrid                                                                      307
InterContinental Vienna                                                                      453
Total                                                                                      2,537

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG
(ADRs)) is the world's largest hotel group by number of rooms.  InterContinental
Hotels Group owns, manages, leases or franchises, through various subsidiaries, over 3,600 hotels and 537,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne
Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn
Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™, and
also manages the world's largest hotel loyalty programme, Priority Club®
Rewards.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club
Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press
Office at www.ihgplc.com/media.

About Morgan Stanley Real Estate

Morgan Stanley Real Estate is comprised of three major global businesses:
Investing, Banking, and Lending. Since 1991, Morgan Stanley has acquired $87.7 billion of real estate assets worldwide and currently manages $50.9 billion in real estate assets on behalf of its clients. In addition, Morgan Stanley Real
Estate provides a complete range of market-leading investment banking services to its clients including advice on strategy, mergers, acquisitions and restructurings, as well as underwriting public and private debt and equity financings. Morgan Stanley is also a global leader in real estate lending and, using its own capital, originated upwards of $26 billion in commercial mortgages in 2005. For more information about Morgan Stanley Real Estate, go to
www.morganstanley.com/realestate.

Morgan Stanley (NYSE: MS) is a global financial services firm and a market leader in securities, investment management, and credit services. With more than
600 offices in 30 countries, Morgan Stanley connects people, ideas and capital to help clients achieve their financial aspirations.

--------------------------

(1) Exchange rate as of 10 July 2006

99.6

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 250,000 of its ordinary shares at a price of 849.73p per share.

99.7

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 900,000 of its ordinary shares at a price of 923.7086p per share.

99.8

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 500,000 of its ordinary shares at a price of 910.0754p per share.

99.9

                                   SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

InterContinental Hotels Group PLC

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder names in 2 above or in respect of a non beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Beneficial interest

5) Number of shares/amount of stock acquired

Not notified

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 11 3/7p each

10) Date of transaction

12 July 2006

11) Date company informed

17 July 2006

12) Total holding following this notification

Not notified

13) Total percentage holding of issued class following this notification

Below 3%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Liz Lane 01753 410 246

16) Name and signature of authorised company official responsible for making this notification

Liz Lane

17) Date of notification

18 July 2006

99.10

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 190,000 of its ordinary shares at a price of 908.2147p per share.

99.11

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 117,000 of its ordinary shares at a price of 910.63p per share.

99.12

20 July 2006

                            SHARE BUYBACK PROGRAMME

InterContinental Hotels Group PLC ("InterContinental Hotels" or "the Company")
announces that the company has entered into an irrevocable and non-discretionary arrangement with its broker, JPMorgan Cazenove Limited, to repurchase on its behalf and within certain pre-set parameters, ordinary shares in the Company for cancellation during the period commencing on 24 July 2006 and ending on 22
August 2006.

This arrangement is in accordance with Chapter 12 of the Listing Rules and the
Company's general authority to repurchase shares.

For further information, please contact:
Investor Relations (Paul Edgecliffe-Johnson):            +44 (0) 1753 410 176
                                                         +44 (0) 7808 098 972
Media Enquiries (Leslie McGibbon):                       +44 (0) 1753 410 425
                                                         +44 (0) 7808 094 471

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG
(ADRs)) is the world's largest hotel group by number of rooms.  InterContinental
Hotels Group owns, manages, leases or franchises, through various subsidiaries, over 3,600 hotels and 537,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne
Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn
Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™, and
also manages the world's largest hotel loyalty programme, Priority Club®
Rewards.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club
Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press
Office at www.ihgplc.com/media.

99.13

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 190,000 of its ordinary shares at a price of 924.9379p per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	21 July 2006